EX 99.28(p)(23)(ii)

INVESCO UK

CODE OF ETHICS

2016

This revised Code of Ethics Policy (‘the Code’) applies to all Employees of all entities of Invesco UK (“Invesco”).  It covers the following topics:

•	Prohibitions related to material, non-public information;
•	Personal securities investing; and
•	Service as a director and other business opportunities.

This Code also imposes on Employees certain restrictions and reporting obligations which are specified below.  Adherence to this Code, both letter and spirit, is a fundamental and absolute condition of employment with Invesco.

The following Invesco Policies are referred to in this Code of Ethics and the latest version of each of these Policies can be found on the UK Compliance Intranet Site or the Legal, Compliance and Internal Audit intranet site:

•	Gifts, Benefits and Entertainment (Inducements) Policy;
•	Conflicts of Interest Policy;
•	Treating Customers Fairly Policy;
•	Whistleblowing Policy;
•	Market Abuse Policy;
•	Fraud Policy;
•	Insider Trading Policy; and
•	Anti-Bribery Policy.

It is appreciated that no Code of Ethics can address every circumstance that may give rise to a conflict, a potential conflict or an appearance of a conflict of interest.  Every Employee should be alert to any actual, potential or appearance of a conflict of interest with Invesco’s clients and to conduct himself or herself with good judgment.  Failure to exercise good judgment, as well as violations of this Code, may result in the imposition of sanctions on the Employee, including suspension or dismissal. All Covered Persons are required to comply with applicable laws, rules and regulations and this Code. Covered Persons shall promptly report any violations of law or regulations or any provision of this Code of which they become aware to the Compliance Officer or his/her designee.

The requirements within this Code will apply in full to all permanent Invesco employees.  In addition, there are individuals who, whilst not permanent Invesco Employees, have access to Invesco offices and/or systems and who could therefore potentially acquire certain material, non-public information. The applicability of this Code to those individuals is as follows:

Non-Executive Directors: subject to pre-clearance (through the UK Compliance Team) and certification requirements on the purchase and sale of IVZ shares, the purchase and sale of Invesco affiliated investments, and in respect of outside interests.

Temporary staff, contractors, consultants, catering staff, post room staff, and security and maintenance staff: the Code applies in full.

Auditors, staff seconded from Legal or Accountancy Firms, Actuarial Function Holder: the Code will apply in full unless Invesco is satisfied that the individual is subject to an equivalent Code.

Physio/GP/Gym staff: Code will only apply where the individual has access to relevant Invesco systems.

Cleaning Staff: Code requirements will not apply.

Where individuals do not have access to Star Compliance, the distribution of the Code, the pre-clearance of transactions and other notifications will occur directly with the Compliance Department. Inquiries regarding these requirements and requests to pre-clear should be directed to the IVZ Global Code of Ethics Team by email to codeofethics@invesco.com or by phone to 0203-219-2799.

1 STATEMENT OF FIDUCIARY PRINCIPALS

1.1	As a fiduciary, Invesco owes an undivided duty of loyalty to its clients. It is Invesco’s policy that all Employees conduct themselves so as to avoid not only actual conflicts of interest with Invesco clients, but also that they refrain from conduct which could give rise to the appearance of a conflict of interest that may compromise the trust our clients have placed in us.

1.2	The Code is designed to ensure, among other things, that the personal securities transactions of all Employees are conducted in accordance with the following general principles:

1.2.1	A duty at all times to place the interests of Invesco’s clients first and foremost;

1.2.2	The requirement that all personal securities transactions be conducted in a manner consistent with this Code and in such a manner as to avoid any actual, potential or appearance of a conflict of interest or any abuse of an Employee’s position of trust and responsibility; and

1.2.3	The requirement that Employees should not take inappropriate advantage of their positions.

1.3	Invesco’s policy is to avoid actual or apparent conflicts of interest but, where they unavoidably occur, to record, manage, and disclose them to prevent abuse and protect our clients, Employees and other counterparties.

1.4	Invesco does not make political contributions with corporate funds. No Employees may, under any circumstances, use company funds to make political contributions, nor may you represent your personal political views as being those of the company.

1.5	Invesco seeks to do business with clients and suppliers on a fair and equitable basis. Employees may not accept or provide gifts, entertainment or other non-monetary benefits of an unreasonable value which could create a conflict with the duty owed to clients. Any limits imposed by our business unit’s policies, local laws, or regulations with respect to the acceptance or provision of gifts, entertainment and non-monetary benefits must be complied with. Invesco lays down written standards regarding the nature of gifts, benefits and entertainment, with strict monetary and frequency limitations. Only gifts, benefits and entertainment which comply with regulatory requirements and internal standards, are designed to enhance the quality of service to customers and do not create conflicts of interest, can be given or received. Subject to regulatory requirements and internal limits, the types of benefits which may be given or received by the Invesco Group include: gifts, hospitality and promotional competition prizes; joint marketing exercises; participation in seminars and conferences; provision of technical services and information technology; training; and travel and accommodation expenses. All gifts, benefits and entertainment provided or received by Invesco or its personnel must be recorded in the relevant Invesco business unit’s Gifts, Benefits and Entertainment Register as soon as possible. If there is any doubt about the permissibility of giving or receiving a gift, benefit or entertainment event, Employees should contact the Compliance Department for guidance before this is given or received. Further information can be found in the UK Gifts, Benefits and Entertainment (Inducements) Policy.

1.6	Invesco does not tolerate bribery. Employees must not offer, give, request, or agree to accept or accept financial or non-financial advantages of any kind where the purpose is to influence a person to behave improperly in their decisions or actions or to reward them for having done so. Charitable donations must not be made as an inducement or reward for improper behaviour. Unofficial payments to speed up routine government or other processes must never be made, however small. These restrictions apply to Invesco staff and to anybody appointed to act on Invesco’s behalf and cover relationships with prospective or existing clients or business partners. Further information can be found in the Anti-Bribery Policy.

1.7	Legislation exists to protect Employees who ‘blow the whistle’ about wrongdoing within the firm. This legislation encourages Employees to raise concerns internally in the first instance. Invesco Employees should feel able to raise any such concerns internally, confident that it will be dealt with properly and that all reasonable steps will be taken to prevent victimisation. If Employees wish to report concerns anonymously they can call the Invesco Whistleblower Hotline, 1-855-234-9780. The toll-free telephone number for calls from the UK is 0800-032-8483. Employees may also report their concerns by visiting the Invesco Whistleblower Hotline website at: www.invesco.ethicspoint.com. To ensure confidentiality, this telephone line and website is provided by an independent company and is available twenty-four hours a day, seven days a week. All submissions to the Invesco Whistleblower Hotline will be reviewed and handled in a prompt, fair, and discreet manner. Employees are encouraged to report questionable practices so that Invesco has an opportunity to address and resolve these before they become more significant regulatory or legal issues.

1.8	It is Invesco UK policy, in the context of being an Asset Manager, to treat its customers fairly.

1.9	No Employee should have ownership in or other interest in or employment by any outside concern which does business with Invesco Ltd. This does not apply to stock or other investments in a publicly held company, provided that the stock and other investments do not, in the aggregate, exceed 5% of the outstanding ownership interests of such company. Invesco Ltd. may, following a review of the relevant facts, permit ownership interests which exceed these amounts if management or the Board of Directors, as appropriate, concludes that such ownership interests will not adversely affect Invesco’s business interests or the judgment of the affected staff.

1.10	Employees are prohibited from using personal hedging strategies or remuneration or liability related contracts of insurance to undermine any risk alignment effects embedded in their remuneration arrangements. This includes, for instance, entering into an arrangement with a third party under which that third party will make payments directly, or indirectly, to the Employee that are linked to, or commensurate with, the amounts by which the Employee’s remuneration is subject to reductions arising from the implementation of EU Directives and associated legislation and regulation.

2	MATERIAL, NON-PUBLIC INFORMATION

2.1	Restriction on Trading or Recommending Trading Each Employee is reminded that it constitutes a violation of law and/or market abuse regulations for any person to trade in or recommend trading in the securities of a company while in possession of material, non-public information concerning that company, or to disclose such information to any person not entitled to receive it if there is reason to believe that such information will be used in connection with a trade in the securities of that company. Violations of law and regulations may give rise to civil as well as criminal liability, including the imposition of monetary penalties or prison sentences upon the individuals involved. Tippees (i.e, persons who receive material, non-public information) also may be held liable if they trade or if they do not trade but pass along such information to others.

2.2	What is material, non-public information? ‘Material information’ is any information about a company which, if disclosed, is likely to affect the market price of the company’s securities or to be considered important by an average investor in deciding whether to purchase or sell those securities. Examples of information which should be presumed to be “material” are matters such as dividend increases or decreases, earnings estimates by the company, changes in the company’s previously released earnings estimates, significant new products or discoveries, major litigation by or against the company, liquidity or solvency problems, extraordinary management developments, significant merger or acquisition proposals, or similar major events which would be viewed as having materially altered the “total mix” of information available regarding the company or the market for any of its securities.

2.3	‘Non-public information’, often referred to as ‘inside information,’ is information that has not yet been publicly disclosed. Information about a company is considered to be non-public information if it is received under circumstances which indicate that it is not yet in general circulation and that such information may be attributable, directly or indirectly, to the company or its insiders, or that the recipient knows to have been furnished by someone in breach of a fiduciary obligation. Courts have held that fiduciary relationships exist between a company and another party in a broad variety of situations involving a relationship between a company and its lawyers, investment bankers, financial printers, Employees, technical advisors and others. This list is not exhaustive and the types of fiduciary relationships and the way in which they are formed are extensive.

2.4	Information should not be considered to have been publicly disclosed until a reasonable time after it has been made public (for example, by a press release). Someone with access to inside information may not “beat the market” by trading simultaneously with, or immediately after, the official release of material information.

2.5	The responsibility of ensuring that the proposed transaction does not constitute insider dealing or a conflict with the interests of a client remains with the relevant Employee and obtaining pre-clearance to enter into a transaction under Section 3.3 below does not absolve that responsibility.

2.6	Invesco is in a unique position, being privy to market research and rumours and being privy also to information about its clients which may be public companies. Invesco Employees must be aware and vigilant to ensure that they cannot be accused of being a party of any ‘insider dealing’ or market abuse situations.

2.7	In particular, the following investment activities must not be entered into without carefully ensuring that there are no implications of insider trading:

2.7.1	Trading in shares for a client in any other client of Invesco which is a Company quoted on a recognised stock exchange.

2.7.2	Trading in shares for a client in a quoted company where Invesco:

i)	obtains information in any official capacity which may be price sensitive and has not been made available to the general public.

ii)	obtains any other information which can be substantiated in connection with a quoted company which is also both price sensitive and has not been made available to the general public.

2.7.3	Manipulation of the market through the release of information to regular market users which is false or misleading about a company.

2.7.4	Release of information about a company that would have the effect of distorting the market in such a way to be considered market abuse.

2.8	Reporting Requirement. Whenever an Employee believes that he or she may have come into possession of material, non-public information about a public company, he or she personally must immediately notify the Compliance Department and should not discuss such information with anyone else including Invesco Employees and should not engage in transactions for himself, herself, or others including Invesco clients.

2.9	Upon receipt of such information, the Compliance Department will include the company name on the ‘IVZ Restricted List’ in respect of which no transactions may be entered into. This list will be advised to the Equity dealing desk and no discussion will be entered into.

2.10	Confidentiality. No information regarding the affairs of any client of Invesco may be passed to anyone outside Invesco unless specifically requested by law, regulation or court order. In any event, the Compliance and Legal Departments must be consulted prior to furnishing such information.

2.11
Employees should maintain the confidentiality of information entrusted to them by the Company and their fellow Employees. Employees shall take all reasonable efforts to safeguard such confidential information that is in their possession against inadvertent disclosure and shall comply with any non-disclosure obligations imposed on Invesco in its agreements with third parties. While accessing and utilising internal applications and systems, Employees must access such information solely to the extent it is mandatory to perform their task and not to access any other data which is not necessary. External publication or distribution of internal company information, policies or procedures is prohibited except when disclosure is properly authorised by the functional owner of the information or legally mandated. Employees should make all reasonable efforts to safeguard such information that is in their possession against inadvertent disclosure and shall comply with any non-disclosure obligations imposed on Invesco in its agreements with third parties.

2.12	Sanctions. Any Employee, who knowingly trades or recommends trading while in possession of material, non-public information, may be subject to civil and criminal penalties, as well as to immediate suspension and/or dismissal from Invesco.

3	PERSONAL INVESTING ACTIVITIES, PRE-CLEARANCE AND PRE-NOTIFICATION REQUIREMENTS

3.1	Transactions covered by this Code All transactions (other than transactions described in section 3.2) in investments made for “Covered Accounts” are subject to the pre-clearance procedures, trading restrictions, pre-notification and reporting requirements described below, unless otherwise indicated. For a list of the types of Employee and other accounts which are “Covered Accounts”, please see the definition in Appendix A.

3.2	Transactions in the following investments (“Exempt Investments”) are not subject to the trading restrictions or other requirements of this Code and do not need to be pre-notified, pre-cleared, or reported other than as described below:

3.2.1	Registered unaffiliated (e.g. Schroders) open-ended Collective Investment Schemes [CIS] including; open-ended mutual funds, open-ended investment companies/ICVCs or unit trusts - but not Exchange-Traded Funds (ETFs) or closed-end funds, e.g. Investment Trusts;

3.2.2	Securities which are direct obligations of an OECD country (e.g. US Treasury Bonds);

3.2.3	In-specie transfers; and

3.2.4	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements.

Employees are required to provide statements for all Covered Accounts as described in Section 7.4. If an account has the ability to invest in Covered Securities, the account is considered a Covered Account and the full statement must be provided to Compliance including information regarding Exempt Investments.

Transactions which require pre-notification and pre-clearance

3.3	Pre-Clearance

3.3.1	Transactions in a Covered Account which must be notified to the Compliance department for pre-clearance, regardless of whether the order is placed directly or through a broker/adviser, include the following (“Covered Securities”):

•	buys or sales of ordinary securities, equivalent securities, venture capital schemes such as Venture Capital Trusts (VCTs), Investment Trusts and Exchange Traded Funds (ETFs), including any of these investments which are held within a product/wrapper such as a Self-Invested Personal Pension (SIPP) or Individual Savings Account (ISA); and

•	buys, sales, or switches in Invesco UK ICVCs, GPR Funds, Pension Funds or other affiliated schemes, including any of these investments which are held within an unaffiliated product/wrapper e.g. Invesco ICVCs held with a Hargreaves Lansdown ISA or Invesco pension funds held within an Aviva Group Personal Pension (GPP).

All Employees must receive prior approval using the Star Compliance system or from the IVZ Global Code of Ethics Team in order to engage in a personal securities transaction in a Covered Security.

Pre-clearance will not be given if the proposed personal securities transaction is in conflict with any of the rules outlined in this Policy, including the Blackout Rule.

3.3.2	The Pre-clearance Process

The pre-clearance process involves the following steps:

•	The proposed trade must be entered into the Star Compliance system.
•	Covered persons (e.g. an Employee’s spouse, non-employee without Invesco system access) who do not have access to the Star Compliance system can submit their trade requests either through the Invesco Employee who will submit the request through Star Compliance or may contact the IVZ Global Code of Ethics Team directly.
•	The Star Compliance system will confirm if there is any
Client activity in the same or equivalent security currently on the trading desk and verify if there have been any transactions within the corresponding Blackout Rule period (refer to section 4.1.2).
•	The Star Compliance system will check to see if the security is on the restricted list (refer to section 4.1.1).
•	If any potential conflicts are identified by the Star Compliance system, the request will be reviewed by the IVZ Global Code of Ethics Team.

•	An automated response will be received by the Employee for all pre-approval requests indicating whether the transaction has been approved or denied.

3.3.3	Executing Approved Transactions

All authorized personal securities transactions must be executed by 4.30pm GMT/BST on the same business day. If the trade is not executed within this time period, a new pre-clearance request must be submitted and approved if the Employee still intends to trade in that security.

All approved trades that are not executed must be retracted in the Star Compliance system by the Employee.

Employees may be requested to reverse any trades processed without the required pre-approval.

Any costs or losses associated with the reversal are the responsibility of the Employee. The Employee may also be asked to disgorge any profits from the trade.

No order for a Securities Transaction for which pre-clearance authorisation is sought may be placed prior to the receipt of authorisation of the transaction.

Any approval granted to a Covered Person to execute a personal security transaction is valid for that business day only, except in the following situations:

•	Approval is granted after the close of trading day. In this case, approval is valid through the next trading day.
•	Where trade instructions are sent via the post to IFDS, this period will be extended, and the trade must be executed by the close of market two trading days after permission has been granted.

3.3.4	Copies of the relevant contract notes (or equivalent) must be sent to the Code of Ethics inbox. This must be done in a timely manner.

3.4	Transactions that do not need to be pre-cleared. The pre-clearance requirements (and the trading restrictions on personal investing described below) do not apply to the following transactions, unless otherwise indicated:

3.4.1	Discretionary Accounts. Transactions effected in any Covered Account over which the Employee has no direct or indirect influence or control (a “Discretionary Account”). An Employee shall be deemed to have “no direct or indirect influence or control” over an account only if all of the following conditions are met:

i)	investment discretion for such account has been delegated in writing to an independent fiduciary and such investment discretion is not shared with the Employee; and
ii)	the Employee certifies in writing that he or she has not and will not discuss any potential investment decisions with such independent fiduciary; and
iii)	the advisor also certifies in writing that he or she will not discuss any potential investment decisions with the owner of the account or the Employee; and
iv)	duplicate periodic statements are provided to the IVZ Global Code of Ethics Team.
v)	the Compliance Department has determined that the account satisfies the foregoing requirements.

3.4.2	Governmental Issues. Investments in the debt obligations of state and municipal governments or agencies, (e.g. Essex Council Electricity Bond).

3.4.3	Non-Volitional Trades. Transactions which are non-volitional on the part of the Employee (such as the receipt of securities pursuant to a stock dividend or merger).

3.4.4	Automatic Transactions Purchases of the stock of a company pursuant to an automatic dividend reinvestment plan or an Employee stock purchase plan sponsored by such company.

3.4.5	Rights Offerings Receipt or exercise of rights issued by a company on a pro rata basis to all holders of a class of security. Employees must, however, pre-clear transactions for the acquisition of such rights from a third party or the disposition of such rights.

3.4.6	Non-Executive Director’s Transactions Transactions in securities, except for Invesco Ltd. shares and/or Investment Trusts and other affiliated funds managed by Invesco, by Non-Executive Directors. Transactions by Non-Executive Directors will be pre-cleared outside of Star Compliance.

3.4.7	Exchange Traded Funds (ETFs) Employees must seek pre-clearance for transactions in respect of ETFs unless otherwise indicated on the Pre-clearance Exempt ETF List. ETFs are Covered Securities and are still subject to requirements and limits on personal investing as described in sections 4 and 7, irrespective of whether pre-clearance is required.

3.4.8	Note that all of the transactions described in paragraphs 3.4.1. to 3.4.7, while not subject to pre-clearance, are nevertheless subject to all of the reporting requirements set forth below in paragraph 7.3. This must be done in a timely manner after the transaction.

4	TRADE RESTRICTIONS ON PERSONAL INVESTING

4.1	All transactions in Covered Accounts which are subject to the pre-clearance requirements specified in this Code are also subject to the following trading restrictions:

4.1.1	Restricted Lists Employees requesting pre-clearance to buy or sell a security on the Restricted List may be restricted from executing the trade because of potential conflicts of interest.

4.1.2	Blackout Periods An Employee may not buy or sell, or permit any Covered Account to buy or sell, a security or any instrument if there is conflicting activity in an Invesco Client account.

Non-Investment Personnel.
•	may not buy or sell a Covered Security within two trading days before or after a Client trades in that security; and
•	may not buy or sell a Covered Security if there is a Client order on that security currently with the trading desk.

Investment Personnel.
•	may not buy or sell a Covered Security within three trading days before or after a Client trades in that security; and
•	may not buy or sell a Covered Security if there is a Client order on that security with the trading desk.

De Minimis Exemptions. Compliance will apply the following de minimis exemptions in granting pre-clearance when a Client has recently traded or is trading in a security involved in a Covered Person’s proposed personal securities transaction:

o Equity de minimis exemptions.
• If a Covered Person does not have knowledge of trading activity in a particular equity security, he or she may execute up to 500 shares of such security in a rolling 30-day period provided the issuer of such security is included in the FTSE 100 Index S&P TSX Composite Index, Russell 1000, ASX 300 Accumulation Index, Hang Seng Index, Straits Times Index STI (FSSTI), Korea Composite Stock Price Index (KOSPI), NIKKEI 225, the NSE S&P CNX Nifty Index, or any of the other main indices globally included on the
De Minimis Indices List which can be accessed on the Invesco intranet using the following link:
http://sharepoint/sites/Compliance-COE-NA/Training/Documents/De%20Minimis%20Indices%20List.pdf.
 • If a Covered Person does not have knowledge of trading activity in a particular equity security, he or she may execute up to 500 shares of such security in a rolling 30-day period provided that there is no conflicting client activity in that security during the blackout period or on the trading desk that exceeds 500 shares per trading day.

o Fixed income de minimis exemptions. If a Covered Person does not have knowledge of trading activity in a particular fixed income security he or she may execute up to £60,000 of par value of such security in a rolling 30-day period.

The automated review system will confirm that there is no activity currently on the trading desk on the security involved in the proposed personal securities transaction and will verify that there have been no Client transactions for the requested security within the last two trading days for all Covered Persons except Investment Personnel for whom the blackout period is the last three trading days.

For Investments, Portfolio Administration and IT personnel, Compliance will also check the trading activity of affiliates with respect to which such personnel have access to transactional information to verify that there have been no Client transactions in the requested security during the blackout period. Compliance will notify the Covered Person of the approval or denial of the proposed personal securities transaction.

Any approval granted to a Covered Person to execute a personal security transaction is valid for that business day only, except that if approval is granted after the close of the trading day such approval is good through the next trading day. If a Covered Person does not execute the proposed securities transaction prior to closing of the market immediately following the approval, the Covered Person must resubmit the request on another day for approval.

4.1.3	In the event there is a trade in a client account in the same security or instrument within a blackout period, the Employee may be required to close out the position and to disgorge any profit to a charitable organisation chosen by Invesco Compliance.

4.1.4	Invesco Ltd. Securities

1. No Employee may effect short sales of Invesco Ltd. securities.

2. No Employee may engage in transactions in publicly traded options, such as puts, calls and other derivative securities relating to the Invesco Ltd.’s securities, on an exchange or any other organized market.

3. For all Covered Persons, all transactions, including transfers by gift, in Invesco Ltd. Securities are subject to pre-clearance regardless of the size of the transaction, and are subject to “blackout” periods established by Invesco Ltd. and holding periods prescribed under the terms of the agreement or program under which the securities were received.

4. Holdings of Invesco Ltd. securities in Covered Persons accounts are subject to the reporting requirements specified in Section 7.3 of this Code.

Any Employee who becomes aware of material non-public information about Invesco is prohibited from trading in Invesco Securities. Full details of the Invesco stock transaction Pre-Clearance Guide and restrictions for all Employees of Invesco can be found in Appendix D.

4.1.5	Invesco Investment Trusts Staff dealing in Invesco Investment Trusts will also be subject to closed periods as dictated by each of the Trusts.

4.1.6	UK ICVCs and other affiliated schemes will be subject to the Short -Term Trading restrictions (60 day rule - see 4.1.7). The preferential rate of sales charge allowed to staff will be withdrawn in circumstances where it is apparent that the Employee has traded on a short-term basis in those shares i.e. where previous transactions by that person have resulted in the short-term holding of those investments. Shares of UK ICVCs and affiliated schemes will not be accepted for redemption if the funds themselves are closed for redemption due to the effects of subsequent market or currency movements.

4.1.7	Short-Term Trading Profits It is Invesco’s policy to restrict the ability of Employees to benefit from short-term trading in securities and instruments. Employees must disgorge profits made on the sale of any security or instrument held less than 60 days. This section (4.1.7) will not apply to Financial Spread Betting transactions which have been approved under the Exceptions section (4.1.15) of this Policy.

4.1.8	Initial Public Offerings No Employee may purchase or permit any Covered Account to purchase a security offered pursuant to an initial public offering, except in a Venture Capital Trust or Real Estate Investment Trust (REIT), wherever such offering is made. However where the public offering is made by a Government of where the Employee is resident and different amounts of the offering are specified for different investor types e.g. private and institutional, the Compliance Officer may allow such purchases after consultation with the local Chief Executive Officer or his designee.

4.1.9	Privately-Issued Securities Employees may not purchase or permit a Covered Account to purchase or acquire any privately-issued securities, other than in exceptional cases specifically approved by the local Chief Executive Officer (e.g. where such investment is part of a family-owned and operated business venture that would not be expected to involve an investment opportunity of interest to any Invesco client).

4.1.10	Employees, however, may invest in interests in private investment funds (i.e. hedge funds) that are established to invest predominantly in public securities and instruments, subject to the pre-clearance procedures, trading restrictions and reporting requirements contained in this Code. Employees may also invest in residential co-operatives and private recreational clubs (such as sports clubs, country clubs, luncheon clubs and the like) for their personal use; such investments are not subject to the pre-clearance procedures, trading restrictions and reporting requirements unless the Employee’s investing is part of a business conducted by the Employee.  Such ownership should be reported to the Compliance Officer.

4.1.11	Short Sales An Employee may not sell short a security.

4.1.12	Financial Spread Betting Employees may not enter into Financial Spread betting arrangements unless they have applied in writing to do so under the Exceptions section of this Policy (4.1.15) and have received written confirmation that this is permitted. Exceptions will not be granted for Financial Spread Betting on single stocks but, depending on the circumstances, spread betting on Foreign Exchange Rates, Main Indices and Government Bonds may be allowed on an exceptions basis.

4.1.13	Futures Employees may not write, sell or buy exchange-traded futures, synthetic futures, swaps and similar non-exchange traded instruments.

4.1.14	Investment Clubs Employee participation in an investment club with the purpose of pooling money and investing based on group investment decisions is prohibited.

4.1.15	Exceptions The Chief Executive Officer or his designee in consultation with the Compliance Officer may, on a case by case basis, grant exceptions from these trading restrictions upon written request. Any exceptions granted will be reported to the local Board of Directors at least annually.

5	ECONOMIC OPPORTUNITIES, CONFIDENTIALITY AND OUTSIDE DIRECTORSHIPS

5.1	In order to reduce potential conflicts of interest arising from the participation of Employees on the boards of directors of public, private, non-profit and other enterprises, all Employees are subject to the following restrictions and guidelines:

5.1.1	An Employee may not serve as a director of a public company without the approval of the Compliance Officer after consultation with the local Chief Executive Officer.

5.1.2	An Employee may serve on the board of directors or participate as an adviser or otherwise, or advisers of a private company only if:

(i)	client assets have been invested in such company and having a seat on the board would be considered beneficial to our clients interest; and

(ii)	service on such board has been approved in writing by the Compliance Officer. The Employee must resign from such board of directors as soon as the company contemplates going public, except where the Compliance Officer has determined that an Employee may remain on a board. In any event, an Employee shall not accept any compensation for serving as a director (or in a similar capacity) of such company; any compensation offered shall either be refused or, if unable to be refused, distributed pro rata to the relevant client accounts.

5.1.3	An Employee must receive prior written permission from the Compliance Officer or his designee before serving as a director, non-executive director, trustee or member of an advisory board of either:

(i)	any non-profit or charitable institution; or

(ii)	a private family-owned and operated business.

5.1.4	An Employee may serve as an officer or director of a residential co-operative, but must receive prior written permission from the Compliance Officer before serving as a director if, in the course of such service, he or she gives advice with respect to the management of the co-operative’s funds.

5.1.5	If an Employee serving on the board of directors or advisers of any entity comes into possession of material, non-public information through such service, he or she must immediately notify the Compliance Officer.

5.1.6	An Invesco Employee shall not take personal advantage of any economic opportunity properly belonging to an Invesco Client or to Invesco itself. Such opportunities could arise, for example, from confidential information belonging to a client or the offer of a directorship. Employees must not disclose information relating to a client’s intentions, activities or portfolios except:

i)	to fellow Employees, or other agents of the client, who need to know it to discharge their duties; or

ii)	to the client itself.

5.1.7	Employees may not cause or attempt to cause any Client to purchase, sell or hold any Security in a manner calculated to create any personal benefit to the Employee or Invesco.

5.1.8	If an Employee or immediate family member stands to materially benefit from an investment decision for an Advisory Client that the Employee is recommending or participating in, the Employee must disclose that interest to persons with authority to make investment decisions and to the Compliance Officer. Based on the information given, a decision will be made on whether or not to restrict the Employee’s participa-tion in causing a client to purchase or sell a Security in which the Employee has an interest.

5.1.9	An Employee must disclose to those persons with authority to make investment decisions for a Client (or to the Compliance Officer if the Employee in question is a person with authority to make investment decisions for the Client), any Beneficial Interest that the Employee (or immediate family) has in that Security or an Equivalent Security, or in the issuer thereof, where the decision could create a material benefit to the Employee (or immediate family) or the appearance of impropriety. The person to whom the Employee reports the interest, in consultation with the Compliance Officer, must determine whether or not the Employee will be restricted in making investment decisions.

6	CLIENT INVESTMENTS IN SECURITIES OWNED BY INVESCO EMPLOYEES

6.1	General Principles In addition to the specific prohibitions on certain personal securities transactions as set forth herein, and in-line with the requirements of the Fraud Policy, all Employees are prohibited from:

6.1.1	Employing any device, scheme or artifice to defraud any prospect or client;

6.1.2	Making any untrue statement of a material fact or omitting to state to a client or a prospective client, a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

6.1.3	Engaging in any act, practice or course of business which operates or would operate as a fraud or deceit upon any prospect or client;

6.1.4	Engaging in any manipulative practice with respect to any prospect or client; or

6.1.5	Revealing to any other person (except in the normal course of his or her duties on behalf of a client) any information regarding securities transactions by any client or by Invesco,

6.1.6	Revealing to any other person (except in the normal course of his or her duties on behalf of a client) the consideration of any securities transactions by any client or by Invesco.

7	CERTIFICATIONS AND REPORTING REQUIREMENTS

7.1	This Code forms part of an Employee’s contract of employment and any breach may be grounds for disciplinary action up to and including summary dismissal.

7.2	In order to implement the general principles, restrictions and prohibitions contained in this Code, each Employee is required to provide the following certifications and reports described in sections 7.2 to 7.4 below:

7.2.1 On commencing employment at Invesco, each new Employee shall receive a copy of the Code via electronic means and will be expected to confirm that they understand and accept this Code within 10 days of commencing employment.

7.2.2 New Employees are also required, within 10 days of commencing employment, to provide the following to the Compliance Department:

(i)	a list of all Covered Accounts (see Initial Holdings Report 7.3.1); and

(ii)	details of any directorships (or similar positions) of for-profit, non-profit and other enterprises.

7.3	Employees are required to sign-off and submit various reports in the Star Compliance system as detailed in sections 7.3.1 to 7.3.4 below. Employees that do not hold any Covered Securities or Covered Accounts are still required to sign-off on these reports.

7.3.1 Initial Holdings Reports. Within 10 calendar days of becoming a Covered Person, each Covered Person must complete an Initial Holdings Report by inputting into the automated system, Star Compliance, the following information (the information must be current within 45 days of the date the person becomes a Covered Person):

• A list of all security holdings, including the name, number of shares (for equities) and the principal amount (for debt securities) in which the person has direct or indirect Beneficial Interest. A Covered Person is presumed to have a Beneficial Interest in securities held by members of their immediate family sharing the same household (e.g. a spouse or civil partner and children) or by certain partnerships, trusts, corporations, or other arrangements.
• The security identifier (CUSIP, symbol, etc.);
• The name of any broker-dealer or bank with which the person maintains an account in which any securities are held for the direct or indirect benefit of the person; and
• The date that the report is submitted by the Covered Person

7.3.2 Quarterly Transactions Reports. All Covered Persons must report, no later than 30 days after the end of each calendar quarter, the following information for all transactions in a Covered Security in which a Covered Person has a direct or indirect Beneficial Interest:
• The date of all transactions in that quarter, the security name, the number of shares (for equity securities); or the interest rate and maturity date (if applicable) and the principal amount (for debt securities) for each Covered Security;
• The nature of the transaction (buy, sell, etc.);
• The security identifier (CUSIP, symbol, etc.);
• The price of the Covered Security at which the transaction was executed;
• The name of the broker-dealer or bank executing the transaction; and
• The date that the report is submitted to Compliance.

All Covered Persons must submit a Quarterly Transaction Report regardless of whether they executed transactions during the quarter or not. If a Covered Person did not execute transactions subject to reporting requirements during a quarter, the report must include a representation to that effect. Covered Persons need not include transactions that do not require pre-clearance such as transactions made through an Automatic Investment Plan/Dividend Reinvestment Plan or Exempt Investments (refer to section 3.2).

Additionally, Covered Persons must report information on any new brokerage account established by the Covered Person during the quarter for the direct or indirect benefit of the Covered Person (including Covered Securities held in a retirement vehicle, including plans sponsored by Invesco or its affiliates).
The report shall include:
• The date the account was established;
• The name of the broker-dealer or bank; and
• The date that the report is submitted to Compliance.

Compliance may identify transactions by Covered Persons that technically comply with the Code for review based on any pattern of activity that has an appearance of a conflict of interest.

7.3.3 Annual Holdings Reports. All Covered Persons must report annually the following information, which must be current within 45 days of the date the report is submitted to Compliance:
• The security name and the number of shares (for   equities) or the interest rate and maturity date (if applicable) and principal amount (for debt securities) for each Covered Security in which the Covered Person has any direct or indirect Beneficial Interest;

• The security identifier for each Covered Security (CUSIP, symbol, etc.);
• The name of the broker-dealer or bank with or through which the security is held;
• With respect to Discretionary Accounts, if any, certifications that such Employee does not discuss any investment decisions with the person making investment decisions;
• With respect to any non-public security owned by such Employee, a statement indicating whether the issuer has changed its name or publicly issued securities during such calendar year; and
• The date that the report is submitted by the Covered Person to Compliance.

7.3.4 Certification of Compliance. All Covered Persons must certify annually that they have read and understand the Code and recognize that they are subject to the Code.

In addition, all Covered Persons must certify annually that they have complied with the requirements of the Code and that they have disclosed or reported all personal securities transactions required to be disclosed or reported under the Code. If material changes are made to the Code during the year, these changes will also be reviewed and approved by the Invesco UK Conflicts of Interest Committee.

All Covered Persons must certify within 30 days of the effective date of the amended code that they have read and understand the Code and recognize that they are subject to the Code. On an annual basis, Employees are required to provide an updated list of the following to Compliance:

i)	directorships (or similar positions) of for-profit, non-profit and other enterprises;
ii)	potential conflicts of interest identified which have not yet been reported to the Compliance Department; and
iii)	potential Treating Customers Fairly issues identified which have not yet been reported to the Compliance Department.

7.4	Confirmations and Statements. In respect of each personal securities transaction involving a Covered Security, the Employee engaging in the transaction must provide the IVZ Global Code of Ethics Team a duplicate copy of the trade confirmation, or such other confirmations as are available, in a timely manner.

Employees are encouraged to direct their brokers to deliver to the Invesco Compliance Department, duplicate trade confirmations and account statements for their Covered Accounts in a timely manner. If duplicate contract notes are not provided by the broker, the Employee must provide the statements directly to Compliance in a timely manner following a trade or receipt of a periodic statement.  In addition, Employees must provide duplicate trade confirmations and account statements directly to the IVZ Global Code of Ethics Team upon request.

The IVZ Global Code of Ethics Team will review reports submitted and report any breaches of this Policy or any other concerns relating to personal trading to the Invesco UK Compliance department. All material breaches and concerns are also reported to Invesco UK Conflicts of Interest Committee.

7.5	Exempt Investments Confirmations, periodic statements, and periodic reports need not be provided with respect to Exempt Investments (see 3.2). If an account has the ability to hold both Covered Securities and Exempt

Investments, the periodic statement will need to be provided and may include information regarding Exempt Investments.

7.6	Disclaimer of Beneficial Interest Any report required under this Code may contain a statement that such report is not to be construed as an admission by the person making the report that he or she has any direct and indirect beneficial interest of the security to which the report relates.

7.7	Annual Review The Compliance Officer will review the Code on an annual basis and as necessary, in light of legal and business developments and experience in implementing the Code, and will prepare a report to the relevant Executive Committee that:

7.7.1	summarizes existing procedures concerning personal investing and any changes in the procedures made during the past year,

7.7.2	identifies any violations requiring sig-nificant remedial action during the past year, and

7.7.3	identifies any recommended changes in existing restrictions or procedures based on the experience under the Code, evolving industry practices, or developments in applicable laws or regulations

8	MISCELLANEOUS

8.1	Interpretation The provisions of this Code will be interpreted by the Compliance Officer. Questions of interpretation should be directed in the first instance to the Compliance Officer or his/her designee or, if necessary, with the Compliance Officer of another Invesco entity. The interpretation of the Compliance Officer is final.

8.2	Sanctions Compliance will issue a letter of education to the Covered Persons involved in violations of the Code that are determined to be inadvertent or immaterial.

Invesco may impose additional sanctions in the event of repeated violations or violations that are determined to be material or not inadvertent, including disgorgement of profits (or the differential between the purchase or sale price of the personal security transaction and the subsequent purchase or sale price by a relevant Client during the enumerated period), a letter of censure or suspension, or termination of employment.

Any violations of this Code and sanctions therefore will be reported to the local Board of Directors at least annually.

8.3	Effective Date This revised Code shall become effective as of 1 April 2016.

8.4	IVZ Global Code of Ethics Team Contact Information You may direct any questions regarding this Code to the IVZ Global Code of Ethics Team by email to codeofethics@invesco.com or by phone to 203-219-2799.

APPENDIX A
DEFINITIONS

1.	‘Advisory Client’ means any client (including both investment companies and managed accounts) for which Invesco serves as an investment adviser, renders investment advice, or makes investment decisions.

2.	‘Beneficial Interest’ means the opportunity to share, directly or indirectly, in any profit or loss on a transaction in Securities, including but not limited to all joint accounts, partnerships and trusts.

3.	A ‘Covered Account’ is defined for purposes of this Policy as any account:

•	Where the Employee is the registered owner of the securities in the account, thereby having a direct financial interest or benefit from the account; or
•	In which an Employee has indirect financial interest or indirect benefit, such as accounts held in the name of the Employee’s spouse, civil partner, or child living in the same household.
•	In which an Employee has direct control, such as any account for which the Employee has a power of attorney or trading authorization, trust accounts on which the Employee is appointed a trustee, or corporate accounts for which the Employee is an authorized signing officer.

The examples provided above are not all-inclusive. There may be other account types and registrations not listed above that are considered covered for the purposes of this Policy.

4.	A ‘Covered Person’ means any director, officer, full or part time Employee of Invesco UK and any individuals who, whilst not permanent Invesco UK Employees, have access to Invesco offices and/or systems and who could therefore potentially acquire certain material, non-public information.

5.	‘Employee’ means a person who has a contract of employment with, or employed by, Invesco UK or any associated Invesco Company within Europe; including consultants, contractors or temporary Employees.

6.	‘Equivalent Security’ means any Security issued by the same entity as the issuer of a security, including options, rights, warrants, preferred stock, restricted stock, bonds and other obligations of that company.

7.	‘Fund’ means an investment company for which Invesco serves as an adviser or subadviser.

8.	‘High quality short-term debt instruments’ means any instrument having a maturity at issuance of less than 366 days and which is treated in one of the highest two rating categories by a Nationally Recognised Statistical Rating Organisation, or which is unrated but is of comparable quality.

9.	‘Independent Fund Director’ means an independent director of an investment company advised by Invesco.

10.	‘Initial Public Offering’ means any security which is being offered for the first time on a Recognised Stock Exchange.

11.	‘Open-Ended Collective Investment Scheme’ means any Open-ended Investment Company, US Mutual Fund, UK ICVC or Irish Unit Trust, Luxembourg SICAV, French SICAV or Bermuda Fund.

12.	‘Securities Transaction’ means a purchase of or sale of Securities.

13.	‘Security’ includes stock, notes, bonds, debentures and other evidences of indebtedness (including loan participations and assignments), limited partnership interests, investment contracts, and all derivative instruments, such as options and warrants.

14.	“UK ICVC and affiliate schemes” defined as all UK domiciled Invesco ICVCs, all Invesco Continental European domestic ranges and all Invesco Ireland and Luxembourg SICAVs and Unit Trusts.

APPENDIX B

ACKNOWLEDGMENT OF RECEIPT
OF INVESCO UK REVISED CODE OF ETHICS

Only complete this version of the Annual Acknowledgement where you are unable to complete the electronic version.

I acknowledge that I have received the Invesco Code of Ethics dated 1 April 2016, and represent that:

1.	In accordance with Section 7 of the Code of Ethics, I will fully disclose the Securities holdings in Covered Accounts*;

2.	In accordance with Section 3 of the Code of Ethics, I will obtain prior authorisation for all Securities Transactions in each of my Covered Accounts except for transactions exempt from pre-clearance under Section 3 of the Code of Ethics*;

3.	In accordance with section 7 of the Code of Ethics, I will report all Securities Transactions in each of my Covered Accounts except for transactions exempt from reporting under Section 3 of the Code of Ethics;

4.	I have notified all individuals who own accounts that are Covered Accounts of the requirements set forth in this Code and understand that these accounts are subject to the Code including reporting and pre-clearance requirements;

5.	I have been authorised by all individuals who own Covered Accounts to provide the relevant details concerning their securities transactions in accordance with the Code;

6.	I will comply with the Code of Ethics in all other respects; and

7.	I understand that a violation of the Code may be grounds for disciplinary action or termination of my employment and may also be a violation of law and regulations which may give rise to civil as well as criminal liability.

______________________________________
 Signature

______________________________________
Print Name
Date: ___________________________

*Representations Nos: 1 and 2 do not apply to Independent Fund Directors

APPENDIX C

ANNUAL CERTIFICATION OF COMPLIANCE WITH THE INVESCO CODE OF ETHICS

To be completed by all Employees following the end of each calendar year - only complete this version of the Annual Certification where you are unable to complete the electronic version.

I hereby certify that, with respect to the calendar year ending on 31 December, 2015 (the ‘Calendar Year), I have reported to Invesco all Securities Transactions in respect of each of my Covered Account(s). I further certify that I have reviewed the attachments hereto and confirm that:

a)	Sections A & B contain a complete list of Covered Account(s) as well as a complete list of my directorships, advisory board memberships and similar positions;
b)	Section C contains a complete list of trades, other than Exempt Investments, in my Covered Account(s) during the Calendar Year for which contract notes/confirmations have not been forwarded;
c)	Sections D & E contain details of any potential Conflicts of Interest and Treating Customers Fairly issues identified during the year but not yet reported.

I further certify that:
a)	For any of my Covered Accounts which have been approved by the Compliance Department as a Discretionary Account(s) (which have been identified on Section A with an ‘E’ prefix), that I have not exercised investment discretion or influenced any investment decisions and that I will not exercise investment discretion or influence any potential investment decisions with such Discretionary Account(s);
b)	As appropriate, I have identified on Section A hereto those Covered Accounts which contain open-ended Collective Investment Schemes/Investment Companies shares only but for which account statements and confirms are not and have not been provided and hereby confirm that all securities transactions in these accounts are and will be limited exclusively to transactions in shares of open-ended Collective Investment Schemes;
c)	For any privately-issued security held by me or my Covered Account(s), I will inform the Compliance Department upon learning that any issuer has either changed its name or has issued or proposed to issue any class of security to the public;
d)	I have complied with the requirements of the Conflicts of Interest Policy, the Gifts, Benefits and Entertainment (Inducements) Policy, the Anti-Bribery Policy, the Market Abuse Policy, Insider Trading Policy, Fraud Policy and the Treating Customers Fairly Policy;
e)	I have not used personal hedging strategies or remuneration or liability related insurance contracts to undermine any risk alignment effects embedded in my remuneration arrangements;
f)	I have read and understand my department’s procedures;
g)	I have admitted to and reported any errors at the time they occurred or as soon I became aware of them; and
h)	I have received a copy of and understand the Code in its entirety and acknowledge that I am subject to its provisions. I also certify that I have complied and will comply with its requirements;

To the extent that any of the attached Schedules contain inaccurate or incomplete information, I have noted and initialled the change directly on the Schedule and returned this certification along with all Schedules to the Compliance Department.  Capitalised terms used herein without definition shall have the meanings given to them in the Code.

______________________________________
Signature

______________________________________
Print Name
Date: ___________________________
UPON YOUR FULL REVIEW AND EXECUTION, PLEASE RETURN THE ENTIRE
PACKAGE IMMEDIATELY TO THE COMPLIANCE DEPARTMENT IN HENLEY

APPENDIX C
Annual Certificate of Compliance with THE INVESCO CODE OF ETHICS

Section A - COVERED ACCOUNTS
The following is a list of Covered Accounts subject to the Invesco Code of Ethics:

Section B - Directorships, Advisory Board Memberships and Similar Positions held
The following is a list of directorships, advisory board memberships and similar positions that I hold:

APPENDIX C
Annual Certificate of Compliance with THE INVESCO CODE OF ETHICS

Section C – Trades
The following is a list of trades undertaken during the period for which contract notes/confirmations have not been forwarded:

Section D -  Conflicts of Interest
The following is a list of potential conflicts of interest I have identified during the course of the year and not already reported to the Compliance Department:

Section E – Treating Customers Fairly (TCF)
The following is a list of potential TCF issues I have identified during the course of the year and not already reported via the TCF Scorecards:

APPENDIX D

Type of Transaction in IVZ	Pre-Clearance	Basis for Approval	Quarterly Reporting of Transactions	Annual Report of Holdings
- Open market purchases & sales - Transactions in plan	Yes Compliance Officer	Not permitted in blackout periods.	Yes Compliance Officer	Yes Compliance Officer
Exercise of Employee Stock Options when same day sale • Rec’d when merged w/ Invesco • Options for Stock Grants • Options for Global Stock Plans • Options for Restricted StkAwards	Yes IVZ Company Secretarial	Not permitted in closed periods for those in the ‘Blackout Group’. Option holding period must be satisfied.	Yes Compliance Officer	n/a
Sale of Stocks Exercised and held until later date.  Options Exercised will have been received as follows:
• Rec’d when merged w/ Invesco
• Options for Stock Grants
• Options for Global Stock Plans
• Options for Restricted StkAwards
	Yes Compliance Officer	Not permitted in closed periods for those in the ‘Blackout Group’. Stock holding period must be satisfied.	Yes Compliance Officer	Yes Compliance Officer
Sale of Stock Purchased through Sharesave or Invesco Employee Stock Purchase Plan	Yes Compliance Officer	Not permitted in closed periods for those in the ‘Blackout Group’.	Yes Compliance Officer	Yes Compliance Officer
Sale of Stock Purchased through UK Share Incentive Plan	Yes Compliance Officer	Not permitted in closed periods for those in the ‘Blackout Group’.	Yes Compliance Officer	Yes Compliance Officer

1) Open market purchases/sales - Pre-clearance to deal is required from Compliance, no dealing is permitted during close periods for those in the ‘Blackout Group’. Details of closed periods are posted to the intranet site by Company Secretarial.

2) Employee Stock Options (a) exercise/same day sale - authorisation of the Option is granted by Company Secretarial Department and signed by Trustees of the Scheme.
3) Employee Stock Options (b) exercise/take possession/subsequent day sale - same as above, except that individual would pay for the shares and pay tax.  The stock would then be lodged in the Employee share service arrangement - then if subsequent disposal was sought the normal pre-clearance process would apply (pre-clearance from Compliance - no dealing during closed periods for ‘Blackout Group’ members).

4) Stock Grants (Global Stock Plans) - Awards made yearly, stock would be purchased through Company Secretarial and held for three years.  After three years elect to keep the shares or distribute - stock would be transferred to Employee share service arrangement with normal pre-clearance/closed period requirements.

5) Employees who receive IVZ stock when their company is purchased by IVZ - stock distribution as part of the transaction to buy the Company concerned.  Stock would be issued to the individual concerned and, depending on the terms of the deal, may be required to be held for a period.  Stock would be transferred into the Employee share service, and subject to terms of the Company deal would then follow normal pre-clearance/close period guidelines.

6) Restricted Stock Awards - similar to stock grants as above - except tax not paid initially - pre-clearance from Compliance and closed period restrictions apply.
7) Transactions in IVZ stock via a pension plan - Transaction no different to open market purchases - pre-clearance required, dealing in closed periods not allowed.
8) Sharesave - If Sharesave is exercised then stock would be placed into Employee share service arrangement.  Then if individual sells they go through normal pre-clearance and closed period process. Special rules may be brought in at share save anniversary dates.  These will be communicated as appropriate.

9) UK Share Incentive Plan (SIP) - A UK SIP is open to UK Employees - which is a tax efficient way of purchasing shares on a monthly basis.  The shares must be held for 5 years from initial purchase date - sell before and then tax would be paid.  If you sell after the five year period, then normal pre-clearance and closed period restrictions would apply.

10) Invesco Employee Stock Purchase Plan (ESPP) - payroll deduction contributions or purchases into the ESPP do not require pre-clearance but all sale transactions do require pre-clearance. Employees who are not subject to a blackout period are allowed to sell the IVZ shares immediately they are available to sell. The 60 day holding period does not apply to such sales.